

February 17, 2010

Via Facsimile (212) 878-8375 and U.S. Mail

Adrienne Schneier, Esq.
Clifford Chance
31 West 52nd Street
New York, NY 10019

> **Re:** **Wells Real Estate Investment Trust II, Inc.**
> **Schedule TO-T/A filed January 26, 2010, by MIRELF III REIT**
> **Investments II, LLC**
> **Response letter dated February 4, 2010**
> **SEC File No. 005-85183**

Dear Ms. Schneier:

We have reviewed your response letter and filing and have the following comments.

Schedule TO-T/A

1. We note your response to prior comment 1 and we reissue it as it relates to the General Partner and Mr. Dickerman. Please include each as a bidder or provide us with your legal analysis addressing both (i) the factors listed in Section II.D.2 of the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline" (November 14, 2000) and (ii) the allocation of decision-making authority among the Fund's General Partner and the Limited Partners as well as the authority of Mr. Dickerman to act on behalf of the General Partner. Finally, revise your offer document to include all bidders on the cover page, not solely the Purchaser.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions